March 18, 2011

Securities and Exchange Commission

100 F Street, N.E.
Mail Stop 7010

Washington, D.C.  20549

Attention:  Mr. John Zitko

Re:

Request for Acceleration of Effectiveness of Amendment No.2 to Registration Statement on Form S-1 of View Systems, Inc.

File No. 333-169804

Ladies and Gentlemen:

On behalf of View Systems, Inc. (the “Company”) and pursuant to Rule 460 and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Washington,  D.C. time, on Tuesday, March 22, 2011, or as soon thereafter as practicable. The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comment or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: s/ Gunther Than

       Gunther Than

                       President